ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

1.1 Date
The following management discussion and analysis (MD&A) for Hard Creek Nickel Corporation (the “Company”) is for the year ending December 31, 2014 and includes information up to April 20, 2015 (the “Report Date”). The MD&A should be read in conjunction with the Company’s audited financial statements and related notes to the financial statements for the period ended December 31, 2014. All amounts are expressed in Canadian dollars unless otherwise stated. The Company’s common shares are listed for trading on the TSX Venture Exchange (“TSXV”) under the symbol “HNC”.

Forward-Looking Statements and Risks Notice
This Management’s Discussion and Analysis is a review of the Company’s operations and financial position as at and for the year ended December 31, 2014, and plans for the future based on facts and circumstances as of April 20, 2015. Except for statements of historical fact relating to the Company, including our 100% interest in the Turnagain Property, certain information contained herein constitutes forward-looking statements. When we discuss: mine plans; our costs and timing of current and proposed exploration; development; production and marketing; capital expenditures; cash flow; working capital requirements; and the requirement for additional capital; operations; revenue; margins and earnings; future prices of nickel and cobalt; foreign currency exchange rates; future accounting changes; or other things that have not yet happened in this review we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this review as forward-looking information. The forward-looking information in this review typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, estimate, budget, scheduled, believe, may, could, would, might, and will. We can give no assurance that the forward-looking information will prove to be accurate. It is based on a number of assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s operations, no material adverse change in the market price of commodities and exchange rates and such other assumptions and factors as set out herein. It is also subject to risks associated with our business, including but not limited to: risks inherent in the mining and metals business; commodity price fluctuations and hedging; competition for mining properties; sale of products and future market access; mineral reserves and recovery estimates; currency fluctuations; interest rate risk; financing risk; environmental risk; legal proceedings; and other risks that are set out in our annual information form and below. If our assumptions prove to be incorrect or risks materialize, our actual results and events may vary materially from what we currently expect as set out in this review. We recommend that you review our annual information form and this Management’s Discussion and Analysis, which include a discussion of material risks that could cause actual results to differ materially from our current expectations. Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

1.2 Overall Performance
The Company has a 100% interest in the Turnagain Nickel property located in the Liard Mining Division in northern British Columbia, approximately 70 km east of Dease Lake. The 65 claims that comprise the Turnagain property are contiguous, and as of the date of this report, cover an area of approximately 33,220 hectares. All of the property claims have had assessment work applied to them to keep them in good standing until at least December 1, 2021.

During the year ended December 31, 2014, the Company focused on finding a partner to take the Turnagain Nickel project to the feasibility level, reviewed possible opportunities for reducing the overall project capital costs, identified possible targets for a future PGE exploration program on the Turnagain property during the 2015 field season. A detailed review of the metallurgical status of the project has been completed, and provided recommendations which identify the work required to take the metallurgy to a feasibility level.

The Company relies on equity financings and loans to fund its operations. During fiscal 2014, there were no share issuances. At December 31, 2014, the Company’s working capital was $99,276.

1.3 Selected Annual Information

	Dec 31 2012 IFRS	Dec 31 2013 IFRS	Dec 31 2014 IFRS
Total Revenues	0	0	0
Loss[1] before income taxes	699,600	364,231	23,016,713
Loss and comprehensive loss	319,202[2]	295,579[3]	22,803,513[4]
Loss per share	$0.00	$0.00	$0.25
Total Assets	33,849,384	33,490,472	10,480,933
Total Liabilities	413,988	232,619	26,593
Resource Properties written-down or
written off in year	11,740	20,887	22,799,128

1 The Company is an exploration company, and unless otherwise noted, the Loss for the year represents the general and administrative expenses, which include the estimated fair value of the stock options granted by the Company.
2 The comprehensive loss in 2012 differs from the loss before taxes due to a future income tax recovery.
3 The comprehensive loss in 2013 differs from the loss before taxes due to a future income tax recovery.
4 The comprehensive loss in 2014 includes property impairment of $22,799,128, not including this impairment, or the income tax recovery of $213,200, the loss was $217,585.

1.4 Results from Operations

General and Administrative - During fiscal 2014 the Company cut all non-essential administrative expenses. The administrative expenses for 2014 were $221,709, down from $400,304 in the prior year. Total administrative expenses includes two non-cash expenses, the first non-cash expense is amortization which charges the cost of equipment against earnings over its useful life, these amounts were $5,082 and $10,117 in 2014 and 2013, respectively. The second non-cash expense is stock-based compensation which recognizes the fair value of stock options granted and vested; these amounts were $Nil and $118,036 in 2014 and 2013, respectively. Excluding these items, the 2014 administrative expenses were $216,627, down from $272,151 in 2013. Investor relations expenses in 2014 were $18,947 (2013: $22,635), legal and audit expenses in 2014 were $24,026 (2013: $32,545), management fees in 2014 were $48,000 (2013: $72,500) and office and general expenses in 2014 were $125,654 (2013: $144,471). Excluding amortization and stock based compensation, the total general and administrative expenses for the year were approximately $18,000 per month compared to $23,000 per month in 2013.

At December 31, 2014 the Company impaired the Turnagain mineral claims by $22,799,128 to $10,000,000 based on the current nickel prices, the global over- supply of nickel held in inventories and the weaker than expected Chinese and European demand. During 2013, the CEO forgave $51,000 in accrued management fees. In 2014 the Company earned $4,124 from interest income (2013: $5,388) and had deferred income tax recovery of $213,200 for 2014 (2013: $68,652).

Exploration - During the year ended December 31, 2014, the Company incurred exploration and evaluation costs of $91,874 (2013: $129,575).

1.5 Summary of Quarterly Results - see attached table on page 8.

1.6 Liquidity and 1.7 Capital Resources
At December 31, 2014, the Company had working capital of $99,276 compared to working capital of $122,794 as at December 31, 2013. Accounts payable and accrued liabilities at December 31, 2014 were $26,593. The Company’s budget for administrative and technical support for the fiscal year ending December 31, 2015 is approximately $260,000, as of the date of this report, the Company does not have sufficient funds to meet this budget and will need to raise additional funds through private placements, loans or joint ventures.

During the fiscal year ended December 31, 2009, the Canada Revenue Agency (“CRA”) conducted an audit of the Company's tax filings for the fiscal years 2002 to 2008 to substantiate a $2,222,020 claim in provincial refundable mining tax credits as of December 31, 2008 (“METC”). The results of the audit resulted in a reduction of $1,062,637 in provincial refundable mining tax credits and a reduction of $180,712 in federal non-refundable tax credits. The Company filed a Notice of Objection during the year ended December 31, 2010 to dispute CRA’s interpretation that $983,516 of the costs incurred by the Company did not qualify as Canadian Exploration Expenses, which is the basis for the provincial refundable mining tax credit. In June 2014 the Company settled the dispute with the CRA for $230,815 plus accrued interest of $34,045 for a total of $264,860 and was recorded as a reduction of exploration and evaluation assets.

1.8 Off Balance sheet arrangements – N/A

1.9 Transactions with Related Parties
During the fiscal year ended December 31, 2014, the Company incurred and paid $48,000 in management fees to the Chief Financial Officer and Corporate Secretary compared to $72,500 in the prior year. The CEO did not draw a salary during the fiscal year ending 2014. During the year ended December 31, 2013, $4,100 in deferred exploration expenses were paid to one director for data management of our resource model and $84,629 in stock-based compensation was charged for the granting of stock options. These services were billed to the Company at standard industry rates.

1.10 Fourth Quarter
Excluding adjustments for BC refundable mining tax credits of $280,884, property impairment of $22,799,128 and deferred income tax recovery of $213,200, deferred exploration costs for the fourth quarter were $29,592, up from the $17,802 expended in the third quarter of 2014, and up from the $24,011 expended in the fourth quarter of 2013. The fourth quarter of 2014 included a charge of $10,500 to update the Opinion of Value Report originally prepared in 2011.

Excluding amortization and stock based compensation, there were $52,010 of administrative expenses during the fourth quarter of 2014; these expenses were up from the $51,355 expended in the third quarter of 2014 and down from the $58,237 expended in the fourth quarter of 2013. The fourth quarter of 2014 included $10,000 in accrued audit fees and $3,000 in amortized insurance.

1.11 Proposed Transactions - N/A

1.12 Critical Accounting Estimates
As at December 31, 2014, the Company’s financial statements reflect “Exploration and evaluation assets” with a balance of $10,000,000. The recoverability of this amount is dependent upon the discovery of economically recoverable reserves, and the ability to attain future profitable production from those reserves, or from their successful disposition. The Company has not determined if its properties contain ore reserves that are economically recoverable.

Income taxes
Preparation of the consolidated financial statements involves determining an estimate of, or provision for, income taxes. The process also involves making an estimate of taxes currently payable and taxes expected to be payable or recoverable in future periods, referred to as deferred taxes. Deferred taxes result from the effects of temporary differences due to items that are treated differently for tax and accounting purposes. The tax effects of these differences are reflected in the consolidated balance sheet as deferred tax assets and liabilities. An assessment must also be made to determine the likelihood that the Company’s future taxable income will be sufficient to permit the recovery of deferred tax assets. To the extent that such recovery is not probable, recognized deferred tax assets must be reduced to the recoverable amount. Judgement is required in determining the provision for income taxes and recognition of deferred tax assets and liabilities. Management must also exercise judgement in its assessment of continually changing tax interpretations, regulations and legislation, to ensure deferred tax assets and liabilities are complete and fairly presented. The effects of differing assessments and applications could be material.

1.13 Changes in Accounting Policies

New accounting standards adopted

Amendment to IAS 32 “Financial instruments: Presentation”

Amended to clarify requirements for offsetting of financial assets and financial liabilities. Amendment to IAS 32 is effective for annual periods beginning on or after January 1, 2014.

New interpretation IFRS 21 “”Levies”

This is an interpretation of IAS 37 “Provisions, contingent liabilities and contingent assets”. The interpretation clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effect for annual periods beginning on or after January 1, 2014.

Accounting standards issued but not yet effective

New standard IFRS 9 “Financial Instruments”

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.

The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

The above standard has not been early adopted and is expected to have significant impact on the Company’s consolidated financial statements.

1.14 Financial Instruments and other Instruments
The Company is exposed in varying degrees to a variety of financial instrument related risks as follows:

Credit Risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with a major bank in Canada. As all of the

Company’s cash are held by one bank in Canada, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company is not exposed to credit risk on mineral tax credit receivable, as these are due from the Government of Canada.

Significant areas requiring the use of management estimates include the determination of qualifying expenditures for refundable and non-refundable mining tax credits and the timing of receipt of refundable mining tax credits. Changes in interpretation of the relevant legislation and rules governing these mining tax credits may result in adjustments to the credits recorded in the statements as well as the timing of receipt of these mining tax credits.

Currency Risk
The Company mainly operates in Canada and is therefore not exposed to significant foreign exchange risk arising from transactions denominated in a foreign currency.

Liquidity Risk
Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and banking facilities.

Market Risk
Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net earnings or the value of financial instruments.

The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Foreign currency exchange rate risk and commodity price risk
Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Commodity price risk is the risk that market values and future incomes will fluctuate because of changes in commodity prices. The Company does not have any direct exposure to foreign currency exchange rate risk or commodity price risk. The Company had no forward exchange rate contracts or commodity price contracts in place as at or during the years ended December 31, 2014 and 2013.

Interest rate risk
Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. As at December 31, 2014 and 2013, the Company did not have any significant interest rate risk.

The Company had no interest rate swap or financial contracts in place as at December 31, 2014 and 2013.

Preliminary Economic Assessment
In October 2011, the Company released the results of a new Preliminary Economic Assessment (PEA) of its Turnagain Nickel Project. In a fundamental shift from the previous PEA released in 2010, the project would now produce nickel concentrate for sale rather than building an on-site refinery. The PEA is materially price sensitive to changes in the price of nickel and the exchange rate between the Canadian and US dollars. A review of the assumptions which formed the basis for the financial evaluation of the project have not materially changed.

1.15 Other

Capital Management

The Company identifies capital as share capital, cash and receivables that are expected to be realized in cash. The Company raises capital through private and public share offerings and related party loans and advances. Capital is managed in a manner consistent with the risk criteria and policies provided by the board of directors and followed by management. All sources of financing and major expenditures are analyzed by management and approved by the board of directors.

The Company’s primary objectives when managing capital is to safeguard and maintain the Company’s financial resources for continued operations and to fund expenditure programs to further advance mineral property interests

The Company is meeting its objective of managing capital through detailed review and due diligence on all potential acquisitions, preparing short-term and long-term cash flow analysis to maintain sufficient resources.

The Company is able to scale its expenditure programs and the use of capital to address market conditions by reducing expenditure and the scope of operations during periods of commodity pricing decline and economic downturn.

There are no externally imposed capital restrictions and no changes in approach.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide assurance that all relevant information is gathered and reported to the senior management, which includes the Company’s President and its

Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As of December 31, 2014, the President and the Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, of the Canadian Securities Administrators and have concluded that such disclosure controls and procedures are effective.

Internal Control over Financial Reporting

The Company’s President and the Chief Financial Officer are responsible for establishing and maintaining the Company’s internal controls over financial reporting in accordance with Multilateral Instrument 52-109. These internal controls over financial reporting were effective as at December 31, 2014. There have been no changes in these controls during the fourth quarter of 2014 which have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

(a)             additional information on the Company may be found on SEDAR at www.sedar.com, and on the Company’s website at www.HardCreekNickel.com

(b)            at December 31, 2014, the Company had 90,373,493 shares issued. The Company had 5,422,000 stock options outstanding, with exercise prices ranging from $0.10 to $0.50, a weighted average exercise price of $0.28 and a weighted average life of 2.0 years. In addition, 12,093,333 warrants were outstanding, with a weighted average exercise price of $0.08 and a weighted average life of 0.85 years.

Summary of Share data at December 31, 2014
		Weighted Average
		Price	Life in Years
Issued shares	90,373,493
Options	5,422,000	$0.28	2.0
Warrants	12,093,333	$0.08	0.85
Fully Diluted	107,888,826

Summary of Share data at April 20, 2015
		Weighted Average
		Price	Life in Years
Issued shares	90,373,493
Options	5,422,000	$0.28	1.07
Warrants	12,093,333	$0.08	0.75
Fully Diluted	107,888,826

1.5 SUMMARY OF QUARTERLY RESULTS

	Q1 2013 IFRS	Q2 2013 IFRS	Q3 2013 IFRS	Q4 2013 IFRS	Q1 2014 IFRS	Q2 2014 IFRS	Q3 2014 IFRS	Q4 2014 IFRS

Total Revenues	0	0	0	0	0	0	0	0
Loss	234,025	131,436	69,043	(70,273)	51,300	27,112	52,417	22,672,684
Comprehensive loss	234,025	131,436	69,043	(138,925)[1]	51,300	27,112	52,417	22,672,684[2]
Basic & diluted earnings (loss) per share	.00	.00	.00	.00	.00	.00	.00	.00
Increase in exploration and evaluation assets – British Columbia properties	9,062	39,627	31,740	8,818	22,210	22,271	17,802	29,591

_________________________
1The Net Income in the fourth quarter of 2013 reflects a year end adjustment of $68,652 to reflect future income tax recovery and $51,000 in forgiveness of debt.
2The Net Income in the fourth quarter of 2014 reflects a year end adjustment of $22,799,128 of exploration property impairment and future income tax recovery of $213,200.